Exhibit 12.1

CHARTER COMMUNICATIONS, INC AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES CALCULATION
(In millions)

	Three Months Ended		Six Months Ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010

Earnings

Income (Loss) before Income Taxes	$(26)	$2	$(57)	$45
Fixed Charges	243	221	478	427

Total Earnings	$217	$223	$421	$472

Fixed Charges
Interest Expense	$232	$212	$456	$416
Amortization of Debt Costs	9	7	18	7
Interest Element of Rentals	2	2	4	4

Total Fixed Charges	$243	$221	$478	$427

Ratio of Earnings to Fixed Charges (1)	-	1.01	-	1.11

(1) Earnings for the three and six months ended June 30, 2011 were insufficient to cover fixed charges by $26 million and $57 million, respectively. As a result of such deficiencies, the ratios are not presented above.